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July 28, 2020TSX: SAM

OTCQB: SHVLF

Starcore Reports Year End 2020 Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) has filed the results for the year end dated April 30, 2020 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“We have come through a very challenging fourth quarter managing COVID-19 concerns with our operations and, at the same time, paying off $4.5million in debt and interest over the last 4 months from cash flow” reported Robert Eadie, C.E.O. and President of the Company. “The very favourable Gold and Silver prices that we are experiencing, coupled with our significant cost savings at the mine from planned reductions, efficiencies and favourable exchange rates, sets the stage for much improved cash flow in the next fiscal year.”

Financial Highlights for the year ending April 30, 2020 (audited):

•	Cash on hand is $2.1 million at April 30, 2020;
•	Gold and silver sales of $24.8 million;
•	Earnings from mining operations of $2.0;
•	Net loss of $3.6 million, or $0.07 per share;
•	EBITDA(1) of $1,675;

The following table contains selected highlights from the Company’s audited consolidated statement of operations for the year ended April 30, 2020 and April 30, 2019:

(in thousands of Canadian dollars) (audited)	Year Ended April 30, 2020	Year Ended April 30, 2019
Revenues	$24,820	$32,795
Cost of Sales	(22,836)	(32,759)
Earnings from mining operations	1,984	36

Administrative Expenses	(4,396)	(4,284)
Impairment of Mining Interest, plant and equipment	-	(4,804)
Allowance for receivables	-	(441)
Disposal of Exploration and Evaluation Asset	-	(82)
Loss on Sale of Altiplano	(39)	-
Income tax expense	(1,178)	(2,229)
Net Loss	$ (3,629)	$ (11,804)
(i) Loss per share – basic	$(0.07)	$(0.24)
(ii) Loss per share – diluted	$(0.07)	$(0.24)

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone:  (604) 602-4935     e-mail. investor@starcore.com      website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
(in thousands of Canadian dollars) (Unaudited)	Year Ended April 30, 2020	Year Ended April 30, 2019
Net Loss	$(3,629)	$(11,804)
Sale of Altiplano	39	-
Allowance for receivable	-	441
Disposal of Exploration and Evaluation Asset	-	82
Impairment of Mining Interest, plant and equipment	-	4,804
Income tax expense	1,178	2,229
Interest	349	325
Depreciation and depletion	3,738	3,899
EBITDA	$1,675	$(24)
EBITDA MARGIN(2)	6.7%	(0.1%)

(1) EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

(2) EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

Production Highlights for the year ended April 30, 2020:

•	Equivalent gold production of 13,112 ounces;
•	Mine operating cash cost of US$1,149/EqOz;
•	All-in sustaining costs of US$1,422/EqOz;

The following table is a summary of mine production statistics for the San Martin mine three and twelve months ended April 30, 2020 and for the previous twelve months ended April 30, 2019:

	Unit of measure	Actual results for 3 months ended April 30, 2020	Actual results for 12 months ended April 30, 2020	Actual results for 12 months ended April 30, 2019
Production of Gold in Dore	thousand ounces	2.7	11.8	13.7
Production of Silver in Dore	thousand ounces	25.0	121.8	224.5
Equivalent ounces of Gold	thousand ounces	2.9	13.1	16.4

Silver to Gold equivalency ratio		102.6	90.3	81.9
Gold grade	grams/tonne	1.65	1.82	1.63
Silver grade	grams/tonne	25.3	30.5	39.6
Gold recovery	percent	88.7%	87.7%	86.2%
Silver recovery	percent	55.8%	54.4%	58.4%
Milled	thousands of tonnes	56.6	229.8	301.9
Operating Cost per tonne milled	US dollars/tonne	56	66	58
Operating Cost per Equivalent ounce	US dollars/ounces	1,074	1,149	1,061

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA

Telephone: (604) 602-4935
Facsimile: 1-604-602-4936

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.